UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Michael L. Rechkemmer
        409 Wakefield Lane
        Geneva, IL 60134-1006

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        Vice Chairman and Chief Operating Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person

        ( ) Form filed by More than One Reporting Person






               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned



                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      ------------

                               Code         V        Amount   (A)or(D)     Price
 Common Stock     12/31/98      4                    20.54         A                    20.54             I             By ESOP

 Common Stock                 3 (1)                    50                                 50              D

/TABLE

                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                      9.
                                                                                                   Number of     10.
                                               5.                                                   Deri-    Ownership
              2.                           Number of                                                vative    Form of
            Conver-                        Derivative       6.                                    Securities  Deriva-
    1.      sion or      3.                Securities       Date              7.            8.      Benefi-     tive        11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-          Title         Price      cially   Security:   Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and      and Amount of    of Deri-    Owned   Direct (D) of Indirect
  vative    Deriva-     Date      action     of (D)      Expiration       Underlying      vative   at End of   or In-   Beneficial
 Security     tive     (Month/     Code    (Instr. 3,   Date (Month/      Securities     Security    Month   direct (I)  Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)     (Instr. 3 and 4) (Instr. 5) (Instr. 4)(Instr. 4) (Instr. 4)
----------  --------  --------- ---------- -----------  ------------   ---------------- ---------- ---------- --------- ----------

                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Employee    $1,274.91  1/1/95   3 (2)                   (2)   1/1/05   Common    75                    75         D
Stock Option                                                           Stock
(right to
buy) (2)

Employee    $1,630.51   4/25/96  3 (3)                  (3)   4/25/06  Common    58                    58         D
Stock Option                                                           Stock
(right to
buy) (3)

Employee    $1,960.56   2/25/98  3 (4)                  (4)   2/25/08  Common    38                    38         D
Stock Option                                                           Stock
(right to
buy) (4)



     Explanation of Responses:


   (1) The reporting person became an officer on or about July 1, 1998 and did not file a Form 3 at that time.

   (2) The employee stock option dated 1/1/95 vests in five equal annual installments which began on January 1, 1996.

   (3) The employee stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (4) The employee stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:



   Michael L. Rechkemmer




   DATE: February 15, 1999